3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

Steven J. Abrams

direct dial:  215.981.4241

direct fax:  866.422.3671

abramss@pepperlaw.com

March 3, 2015

CONFIDENTIAL SUBMISSION
VIA EDGAR

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Confidential Submission Pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act And Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Collegium Pharmaceutical, Inc. Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Collegium Pharmaceutical, Inc., a Virginia corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-l (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2014. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company commences a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

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www.pepperlaw.com

Securities and Exchange Commission

March 3, 2015

Please direct all notices, comments and communications with respect to this confidential submission to each of the following:

Collegium Pharmaceutical, Inc. Attention: Paul Brannelly Chief Financial Officer 780 Dedham Street Suite 800 Canton, MA 02021 Telephone: 781.713.3699

with a copy to:	Pepper Hamilton LLP Attention: Steven J. Abrams Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103 Telephone: 215.981.4241 Facsimile: 866.422.3671 abramss@pepperlaw.com

Please direct any questions regarding this filing to me at 215.981.4241.

Very truly yours,

/s/ STEVEN J. ABRAMS

Steven J. Abrams